

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Mr. Richard Baier
Chief Executive Officer and President
US Federal Properties Trust, Inc.
4705 Central Street
Kansas City, MO 64112

> **Re:** **US Federal Properties Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 16, 2010**
> **File No. 333-166799**

Dear Mr. Baier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment 2 from our letter dated June 9, 2010 and will continue to monitor future amendments to the registration statement.

2. We note that you have provided annualized base rent for your initial properties on page 3 and throughout the tables in the Business and Properties section. Please revise the tables on pages 3 and 95 to also disclose the effective annual rent on a total and per square foot basis to provide appropriate balance. Please refer to Item 15(e) of Form S-11. In addition, please clarify what you mean by "without reference to any operating cost adjustments in such lease" in footnote (3).

Prospectus Summary

3. We note your response to comment 6 from our letter dated June 9, 2010 and the revised disclosure. We also note that much of the disclosure on pages 5, 6, 7 and 8 appears to be

repeated verbatim on pages 82, 83, 88, 89 and 90. We continue to believe that you should revise the summary to highlight those aspects of the offering that are most significant and avoid detailed information that is repeated later in the prospectus. Please revise accordingly.

4.   We have reviewed your response to comment 8 from our letter dated June 9, 2010. Please revise your disclosures to specifically state that it is management's opinion that these potential acquisitions are not probable.

Summary Risk Factors, page 9

5.   We note your disclosure on page 34 that neither your charter or bylaws nor the partnership agreement contains any limitations on the amount or percentage of indebtedness. Please revise the summary risk factors to include this information and disclose your target leverage ratio.

Our Organization Structure, page 11

6.   Please explain what you mean by "approximately" in referencing the OP units to be acquired or otherwise revise your disclosure to provide the OP units to be acquired.

7.   We note your response to comment 15 from our letter dated June 9, 2010. Please revise your disclosure to identify the natural person who has dispositive and investment power for D'Jac, LLC.

Risk Factors, page 23

In addition to the underwriting discount to be received by…, page 53

8.   We note your disclosure that, in addition to the underwriting discount to be received by Deutsche Bank Securities Inc. and UBS Securities LLC, you expect that Deutsche Bank Securities Inc. and UBS Securities LLC will be lenders under the secured revolving credit facility that you expect to enter. Please revise this risk factor to discuss in more detail the risks associated with the fact that two of the underwriters in this offering have an interest in the successful completion of the offering beyond the underwriting discount. Specifically address the risk that Deutsche Bank and UBS each may have a conflict of interest that could affect its objectivity in conducting due diligence for this offering.

Distribution Policy, page 61

9.   Please revise your discussion of footnote (8) to describe how management determined that $0.25 per square foot is a reasonable estimate of recurring capital expenditures.

10.	Please revise your filing to disclose you how estimated the amount of proceeds from credit facility to be used in financing activities.

11.	Please revise your filing to include a subtotal for Total estimated cash flows used in (from) financing activities for the 12 months ending March 31, 2011.

12.	Please revise your filing to include a subtotal for Estimated cash available for distribution.

13.	Please revise your filing to disclose what percentage of the distribution is expected to be a return of capital.

Management's Discussion and Analysis, page 67

Commitments, page 76

14.	Please revise footnotes (1) and (3) to quantify your contractual obligations.

Critical Accounting Policies

Revenue Recognition, page 79

15.	We note your response to our prior comment 34, specifically that you have a lease where there is a decrease in rent in the seventh year of the non-cancelable term. Please tell us and revise your policy note to disclose how you will present the deferred rent liability. Within your response, please tell us whether the right of offset exists.

Business and Properties

Our Contribution Properties, page 100

16.	We note your response did not address our prior comment 39; as such, we will reissue our comment. For each of the Contributed Properties, please disclose the fair value of the contributed properties and the number of OP units issued to acquire these properties.

Management

Selection of Directors, page 126

17.	We have reviewed your response to comment 42 from our letter dated June 9, 2010 and reissue the comment in part. Please identify and discuss the specific experience, qualifications, attributes or skills that you considered in identifying your director-nominees on an individual-by-individual basis. Refer to Item 401(e) of Regulation S-K.

Material Provisions of Maryland Law and of our Charter and Bylaws, page 155

18.   Please revise the introductory paragraph on page 155 to clarify that the following
        summary describes the material provisions of Maryland law and of your charter and
        bylaws.

Financial Statements

Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.

Notes to Unaudited Pro Forma Financial Statements

Note 1 – Basis of Presentation

General, page F-7

19.   We note your responses to comments 50 through 54. Please be advised that we are
        continuing to review your responses and that we may have additional comments at a later
        date.

20.   We note your description of adjustment B. Please tell us and disclose in your filing the
        nature of the adjustment for consideration payable and how you determined it was
        appropriate to record this adjustment.

21.   We note your response to our prior comment 58 and your description of adjustment E.
        Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you
        determined the adjustment for repayment of indebtedness and elimination of unamortized
        deferred financing costs are directly attributable to the offering transaction.

Note 3 – Pro Forma Statements of Operations, page F-10

22.   We note your response to our prior comment 59 and your description of adjustment E.
        Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you
        determined these adjustments are directly attributable to the offering transaction. Further,
        it does not appear that the costs incurred during the period by BC Development Co. in
        pursuing GSA bids for other federal government single-tenant properties is factually
        supportable.

Combined Financial Statements of US Federal Properties Trust Predecessor

Combined Statements of Ownership Interests, page F-20

23.   We note that you revised your Combined Statements of Ownership Interests to reflect
        that your contributions and distributions are net. Please tell us how you determined this

presentation is appropriate. Within your response, please reference the authoritative accounting literature management relied upon.

Combined Statements of Cash Flows, page F-21

24.   We note your response to our prior comment 63. It does not appear that paragraphs 8 and 9 of ASC 230-10-45 apply to contributions and distributions. Please revise your filing to present your contributions and distributions gross in accordance with paragraph 7 of ASC 230-10-45, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert R. Kaplan, Jr., Esq.
        Robert R. Kaplan, Esq.
        Gregory Kaplan PLC
        Via facsimile (804) 916-9117